Cathie Kosel
Kensington, CA

EDUCATION

- AB Degree – UC Berkeley
- Master of Science – California State University at Hayward

EXPERIENCE

The Kosel Company
Kensington, CA
President and Broker
1981 to present

Served four decades as a top producing Realtor and as vice president and sales manager of two major real estate firms. Working together with other excellent, admired, and senior independent brokers to form a real estate "think tank" to improve knowledge and skills and serve our clients in the best way possible.

CIVIC EXPERIENCE

- Mayor of El Cerrito, CA 1989 to 1997
- Retired Commissioner and Vice Chair of the Contra Costa Transportation Authority
- Co-Chair of the Solano County/Contra Cost County Transportation Commission, and the Bay Area Council Committee on Affordable Housing
- Chaired the West Contra Costa Transportation Advisory Committee, the Planning and Governmental Affairs Committee of CCTA
- West Contra Costa Mayor's Association
- City of El Cerrito Redevelopment Agency, City of El Cerrito Planning Commission, and
- City of El Cerrito Childcare Subcommittee
- Past President of the El Cerrito Municipal Services District as well as a former Director of the West Contra Costa Education Fund, Kensington Improvement Club

ACHIEVEMENTS

- Women's Council of Realtors Entrepreneur of the Year 2011
- Founding member of Alta Bates Hospice, founded in 1981